Robert E. Puopolo 617.570.1393 rpuopolo@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 21, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mark P. Shuman

Re:	Salary.com, Inc.
Registration Statement on Form S-1
File No. 333-138646
Filed on November 13, 2006

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Salary.com, Inc. (the “Company”) in response to comments in the letter dated December 8, 2006 (the “Letter”) from Mark P. Shuman of the Staff (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) to Kent Plunkett, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement ”) that was filed with the Commission on November 13, 2006. Amendment No. 1 to the Registration Statement (“Amendment No. 1 ”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on December 21, 2006. For your convenience, we will supplementally provide the Staff via overnight courier four (4) copies of Amendment No. 1, which has been marked to show the changes to the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent under separate cover to Jay Ingram of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Mark P. Shuman

December 21, 2006

General

1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE: The Company acknowledges the Staff’s comments and has provided a bona fide estimate of the price range to the Staff in a separate correspondence dated November 30, 2006. The Company will provide the additional disclosures in an amendment as soon as possible in order to give the Staff sufficient time to review such additional disclosures.

2.	As indicated in the comment above, we note that you have omitted certain price-related information as well as other information from this draft. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

RESPONSE: The Company acknowledges the Staff’s comment. The Company intends to rely on Rule 430A and will provide the disclosure required by Rule 430A in a subsequent amendment to the Registration Statement for the Staff’s review prior to requesting effectiveness. The Company also advises the Staff that all of the selling stockholders have not yet been identified. The Company will provide the requested disclosure regarding the selling stockholders in a subsequent amendment once the selling stockholders have been identified. The Company confirms for the Staff that it will not circulate any copies of the Registration Statement or preliminary prospectus until the requested disclosure has been included therein.

3.	Please revise your filing to include updated financial statements and related consents. See Rule 3-12 of Regulation S-X.

RESPONSE: The Company advises the Staff that updated financial statements and related notes have been included beginning on page F-4 of the prospectus in response to the Staff’s comment and that updated consents of the independent public accountants have been filed with Amendment No. 1 as Exhibit 23.2 and Exhibit 23.3.

Cover Page

4.	You indicate the over-allotment shares will be provided by the issuer and the selling shareholders. However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among the issuer and the selling shareholders. Please provide this information in the section entitled “Underwriting-Over-Allotment Option” or in another appropriate location.

RESPONSE: The Company advises the Staff that page 100 of the prospectus has been revised in response to the Staff’s comment. The selling stockholders have not been identified to date and, therefore, responsibility for supplying over-allotment shares has not been determined. The Company further advises the Staff that the remaining requested disclosure will be provided in a subsequent amendment to the Registration Statement for the Staff’s review after the selling stockholders have been identified. The Company confirms for the Staff that it will not circulate any copies of the Registration Statement or preliminary prospectus until the requested disclosure has been included therein.

Mark P. Shuman

December 21, 2006

5.	Please provide us with copies of any graphical material or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. With respect to the graphics on the inside cover, the depiction fails to identify the role that your products plays in highlighted process and why it is of value to potential investors and will help them to understand the company.

RESPONSE: The Company advises the Staff that it does not intend to use any graphical material or artwork on the inside cover or the back inside cover of the prospectus.

Prospectus Summary, page 1

6.	We note that the information contained in the summary is a repetition of a substantial portion of the information contained in the “Business” section. Please strive for a balanced presentation that does not employ the use of repetitious information. We remind you that the summary should be brief. See Item 503 of Regulation S-K.

RESPONSE: The Company has revised pages 2 through 3 of the prospectus to provide a brief overview of the key aspects of the offering and the Company’s business, to identify and highlight those aspects of the offering that are the most significant and to provide a more balanced presentation in response to the Staff’s comment.

7.	To the extent you disclose estimates of market data or other information that you attribute to third-party sources, such as comScore Networks or Yankee Group, tell us whether the source is available to the public for no charge or the cost of obtaining the information if it is only available for a fee. Please provide us with copies of the reports or other sources utilized for your disclosure of statistics, including the reports of U.S. Bureau of Labor Statistics that you reference. Please disclose the date of the cited reports.

RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of its supporting materials, including (i) the report generated from the comScore Networks database, (ii) the April 2006 study by Yankee Group, (iii) the February 2006 survey from CFO Magazine and (iv) the data obtained from the U.S. Bureau of Labor Statistics. The comScore Networks data are available pursuant to subscriptions, which have a minimum fee of $35,000 for an annual subscription or $15,000 for a monthly subscription. The Yankee Group study is available from the Company, upon request, without a fee, and is also available to Yankee Group subscribers for an annual fee. The Company pays an annual fee of $23,000 for its subscription with Yankee Group. The February 2006 survey by CFO Magazine is available without charge at http://www.cfo.com/article.cfm/5491035/c_5514415?f =insidecfo and the data obtained from the U.S. Bureau of Labor Statistics referenced in the prospectus are available without charge at http://data.bls.gov/PDQ/outside.jsp?survey=en. The market data and other information attributed to comScore Networks and the U.S. Bureau of Labor Statistics were obtained from databases, rather than reports of a specific date. The Company has included in the Registration Statement references to the periods to which such market data and other information relate as no report date is available. The Company advises the Staff that it has included the report date for the CFO Magazine survey and the Yankee Group study on page 55 and pages 2, 54 and 57, respectively.

8.	On page 5 you indicate that the reverse split will occur prior to the effective date. Tell us whether the preliminary prospectus you will circulate will give effect to the reverse split on a retroactive basis throughout the prospectus.

RESPONSE: The Company advises the Staff that it will give effect to the reverse stock split on a retroactive basis throughout the preliminary prospectus in a subsequent amendment to the Registration Statement for the Staff’s review prior to circulating any copies of the preliminary prospectus.

Mark P. Shuman

December 21, 2006

Risk Factors, page 7

Our independent public accounting firm has advised us that it has identified, page 10

9.	We note that your independent registered public accounting firm identified certain material weaknesses in your internal controls over financial reporting as well as “other significant deficiencies.” Tell us in detail what these material weaknesses and “other” significant deficiencies relate to and the reasons for each error or misapplication of accounting. For example, the disclosure regarding your failure to have accounting personnel who possessed an appropriate level of experience in SEC reporting requirements is not specific and the disclosure regarding the absence of “material footnotes and disclosures” does not meaningfully convey the nature of the material weakness. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk. The bulk of the text, including your mitigating efforts should be moved to the “Controls and Procedures” section on page 47 which should be cross-referenced by page number. In addition, a risk factor that is two pages in length appears inconsistent with the requirements of Rule 421(d). In the expanded “Controls and Procedures” section, describe in greater detail the weaknesses in your revenue accounting. In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company’s books and records and its financial statements as a result of the material weaknesses or significant deficiencies.

RESPONSE: The Company advises the Staff that pages 10 through 11 and 52 through 53 of the prospectus have been revised in response to the Staff’s comment. In addition to the disclosure contained in the prospectus, the Company advises the Staff that the Company’s other significant deficiencies identified by its independent registered public accounting firm are:

•	the lack of segregation of duties in certain accounting functions, including with respect to cash receipts where the staff accountant receives cash, prepares and makes the deposit and applies receipts to outstanding accounts receivable and thus has both custody and recording duties;

•	the Company’s contract information system, Contract Manager, is principally manual and has limited reporting capabilities;

•	the Company lacks a documented bonus plan for its CEO; and

•	the Company lacks comprehensive policies and procedures for journal entries and stock option accounting.

The Company also advises the Staff that for the year ended March 31, 2006, the Company made a determination not to record a post-closing adjustment of $16,000 related to the beneficial conversion features associated with its redeemable preferred stock due to the immaterial amount in question. The Company has revised the disclosure in the prospectus on pages 10 through 11 and 52 through 53 to remove any references to material adjustments related to the beneficial conversion features. The Company also advises the Staff that for the year ended March 31, 2006, the Company made post-closing adjustments of (i) approximately $435,000 to reclassify within deferred revenue from short term to long-term within the liability section of the balance sheet and (ii) approximately $535,000 to reverse a compensation expense under SFAS123(R) that had been booked in error.

Mark P. Shuman

December 21, 2006

10.	We also note that you have taken measures to remediate the material weaknesses and other significant deficiencies. Tell us in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each material weakness and significant deficiency in your internal controls. In the Controls and Procedures section you cross-reference, please provide more specific disclosure regarding the implementation of your “new accounting system” which you believe will alleviate “the issues identified” and provide an estimate of the timetables and costs associated with remediation.

RESPONSE: The Company advises the Staff that pages 10 through 11 and 52 through 53 of the prospectus have been revised in response to the Staff’s comment to provide additional disclosure regarding the steps the Company has taken, and plans to take, to correct each material deficiency. The Company also advises the Staff that intends to enter into a new employment agreement with its Chief Executive Officer, which the Company expects will contain provisions regarding bonus payments. The Company will provide disclosure of such employment agreement in a subsequent amendment to the Registration Statement for the Staff’s review prior to circulating any copies of the preliminary prospectus. The estimated cost of the new accounting system that the Company is implementing to remediate the material weaknesses (see pages 52 through 53 of the prospectus) is approximately $125,000.

“Our management will have broad discretion over the use of the net proceeds”, Page 21

11.	Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

RESPONSE: The Company advises the Staff that page 29 of the prospectus has been revised in response to the Staff’s comment.

Use of Proceeds, page 29

12.	This section and disclosure elsewhere refers to your plan to use portions of the offering proceeds to acquire new data and expand existing data, as well as for the hiring of additional sales personnel. Please expand to provide quantitative estimates of the offering proceeds you intend to use for each of these designated uses of the offering proceeds. The estimates should be consistent with your business plan. Also address whether your business plan calls for expansion or increases in other categories of expenditures and explain the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.

RESPONSE: The Company advises the Staff that at the time of the initial filing, the Company was exploring specific opportunities to acquire new data and expand existing data sets, which the Company expected would have resulted in the use of proceeds specified for such data acquisitions, as well as the need to hire additional sales personnel. Since the time of the initial filing, the Company has abandoned or indefinitely postponed all but one of these acquisitions. The remaining transaction is not moving towards a quick completion and, due to changes in the structure of the transaction, the Company believes that operating cash flows will provide sufficient funds to consummate this acquisition. The Company expects to opportunistically pursue data acquisition prospects as well as potential acquisitions of complementary products, technologies and businesses. At this time, however, the Company does not have specific plans to acquire data or hire additional personnel, except to the extent that such additional acquisitions or personnel could be financed by the Company’s operating cash flow. The Company advises the Staff that page 29 of the prospectus has been revised to reflect this change in the Company’s current business plan.

Mark P. Shuman

December 21, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Stock-Based Compensation, page 38

13.	Please revise to provide the disclosures required by paragraphs 179 to 182 of the AICPA Audit and Accounting Practice Aid for Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

RESPONSE: The Company advises the Staff that pages 40 through 43 and F-24 of the prospectus have been revised in response to the Staff’s comment.

Results of Operations, page 41

14.	Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations. Your disclosure, however, should also include a description of the reasons for any changes in those line-items and you should indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole. For example, you indicate elsewhere that you introduced Talent Manager in 2004, yet the discussion of the changes in revenues does not explain the effect that this new product had on your revenues.

RESPONSE: The Company advises the Staff that pages 43 through 48 of the prospectus have been revised in response to the Staff’s comment.

15.	We note your disclosure of the measure “active enterprise subscribers.” Please revise to further explain how this measure is calculated. Ensure that your explanation addresses how you define “an active enterprise subscription.”

RESPONSE: The Company advises the Staff that page 43 of the prospectus has been revised in response to the Staff’s comment.

16.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increase in revenues, cost of revenues, sales and marketing expenses, and general and administrative expenses, but give no indication of the relative impact of each factor. Furthermore, prefacing the reference to these two sources of changes with the word “principally” obscures the ability of the reader to identify the material sources of the change. Revise throughout your MD&A to provide such quantifications when you indicate that multiple factors contributed to a material change. See Section III.D of SEC Release No. 33-6835.

RESPONSE: The Company advises the Staff that pages 43 through 48 of the prospectus have been revised in response to the Staff’s comment.

Mark P. Shuman

December 21, 2006

17.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not contribute to an understanding of your cash flows, rather it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly. In addition, please tell us why non-cash items such as stock-based compensation and depreciation and amortization have an impact on cash flows. See SEC Release 33-8350 Section IV.B.1.

RESPONSE: The Company advises the Staff that page 49 of the prospectus has been revised in response to the Staff’s comment. Stock-based compensation and depreciation and amortization have an impact on reconciling net loss to operating cash flows, but not on the cash flows. The Company has revised its disclosure accordingly.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 46

18.	You indicate that you informed Vitale, Caturano & Company LTD. of its dismissal on September 9, 2006. Please revise to clarify the date the dismissal became effective.

RESPONSE: The Company advises the Staff that page 51 of the prospectus has been revised in response to the Staff’s comment.

19.	Please revise your disclosure to also state whether during the subsequent interim period through the date Vitale, Caturano & Company LTD. was dismissed there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-K. In the event of disagreements and/or reportable events, provided the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE: The Company advises the Staff that page 51 of the prospectus has been revised in response to the Staff’s comment.

20.	To the extent that you make changes to the Form S-1 to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form S-1.

RESPONSE: The Company advises the Staff that an updated Exhibit 16 letter from the former accountants has been obtained and filed with Amendment No. 1.

Controls and Procedures, page 47

21.	We note that your independent registered public accounting firm identified certain material weaknesses in your internal controls over financial reporting and other significant deficiencies in your internal control over financial reporting. In regard to the material weakness in internal controls relating to revenue accounting, explain to us the impact that the lack of documentation of the completion of implementation and subscription renewals had on your revenue recognition policy. Describe in reasonable detail how have you ensured that revenue is appropriately recognized.

RESPONSE: The Company advises the Staff that its lack of documentation of the completion of implementation and subscription renewals contributed to the deficiencies in its revenue recognition

Mark P. Shuman

December 21, 2006

policy. While the Company often receives an email from its professional services team to indicate when the implementation has been completed, these emails were not always retained as part of the Company’s standard procedures. As part of the remediation of the deficiencies in its revenue recognition policy, effective October 2006, the Company has enhanced its controls relating to documentation of all completed implementations. Where documentation of an implementation or renewal was not available, the Company ensured the accuracy of its revenue recognition through alternative means, including confirmation with the customer that the software had been implemented as well as confirmation through the Company’s usage logging system that the customer was in fact using the product in question.

22.	You indicate that as a result of the identified deficiency with respect to redeemable preferred stock, you recorded a material post-closing adjustment to your financial statements for the year ended March 31, 2006. Explain why these deficiencies had no impact on the prior periods presented. Furthermore, for any adjustments that were made to your financial statements for the years ended March 31, 2004 and March 31, 2005 as a result of any of the deficiencies identified by your current independent registered public accounting firm, tell us which firm audited such adjustments and what consideration was given to including a related modification to such firm’s report.

RESPONSE: As noted in the response to comment number 9 above, the Company advises the Staff that the identified deficiency only had an impact on the fiscal year ended March 31, 2006 and did not result in any recorded post-closing adjustments in 2006 due to the immateriality of the proposed adjustment ($16,000). The identified deficiency did not result in any post-closing adjustments in 2005 or 2004 because of similar immaterial amounts. The Company has revised the disclosure in the prospectus on pages 10 through 11 and 52 through 53 to remove any references to material adjustments related to the beneficial conversion features.

Business, page 49

Intellectual Property and Proprietary Content, page 65

23.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

RESPONSE: The Company advises the Staff that page 70 of the prospectus has been revised in response to the Staff’s comment.

Summary Compensation Table, page 72

24.	You present sales commissions in the “other annual compensation column”. That column may only be used to present five specific forms of compensation listed in Item 402(b)(2)(iii)(C)(l)-(5). Sales commissions are not among any of those five categories, and they are typically ordinary compensation received for the performance of customary duties. Commission payments should be reported in the salary or bonus column. We will not object if you provide a footnote that explains the portion of the compensation in the salary or bonus column that is attributable to sales commissions.

RESPONSE: The Company advises the Staff that page 79 of the prospectus has been revised in response to the Staff’s comment.

Mark P. Shuman

December 21, 2006

Principal and Selling Stockholders, page 82

25.	Revise to provide the information in the beneficial ownership tables as of the most recent practicable date, as required by Item 403 of Regulation S-K.

RESPONSE: The Company advises the Staff that pages 89 through 90 of the prospectus have been revised in response to the Staff’s comment.

26.	With respect to the shares to be offered for resale by the Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust, please disclose the individual who exercises the voting and dispositive powers. Currently, you disclose that the executor of the trust holds voting and dispositive power. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg S-K section of 3/99 Supp. to Manual.

RESPONSE: The Company advises the Staff that page 90 of the prospectus has been revised in response to the Staff’s comment.

27.	We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

RESPONSE: The Company advises the Staff that page 89 of the prospectus has been revised in response to the Staff’s comment. The Company will provide the remaining requested disclosure in a subsequent amendment to the Registration Statement for the Staff’s review prior to circulating any copies of the Registration Statement or preliminary prospectus once the selling stockholders have been identified.

Certain Transactions, page 84

28.	Please expand the description of the line of credit with Mr. Plunkett to state the indebtedness at each balance sheet date, the borrowings and principal repayments in each financial statement period, and the interest paid in each period.

RESPONSE: The Company advises the Staff that page 91 of the prospectus has been revised in response to the Staff’s comment.

Marketing and Industry Data, page 97

29.	We note that the disclosure about your industry is based upon industry publications and other industry reports. We also note that you have not independently verified third party information or your own internal research. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented, which you are reasserting and providing to investors as information upon which their investment will be based.

RESPONSE: The Company advises the Staff that page 102 of the prospectus have been revised in response to the Staff’s comment.

Mark P. Shuman

December 21, 2006

Financial Statements, page F-1

Balance Sheet, page F-4

30.	Please tell us more about the “subscription payable” that is recorded on your balance sheets. Indicate where you have provided disclosure in your footnotes which describes the nature of this liability.

RESPONSE: The Company advises the Staff that “subscription payable” is a liability that reflects the amount that may be repaid upon the repurchase of unvested restricted shares that the Company has the right to repurchase under the terms of the applicable stock option and incentive plans and related agreements. The Company advises the Staff that page F-23 of the prospectus has been revised to describe the nature of the subscription payable liability.

31.	You indicate on page F-19 that each share of preferred stock will automatically convert upon the consummation of the initial public offering. Please revise your financial statements to include a pro forma balance sheet along side the historical balance sheets, giving effect to the expected change in capitalization pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock upon your initial public offering.

RESPONSE: The Company advises the Staff that pages F-4 and F-8 of the prospectus have been revised in response to the Staff’s comment.

Statements of Operations, page F-5

32.	Your disclosure on page F-11 indicates that subscription revenues also include fees for unbundled professional services and sales of your Compensation Market Study and Salary.com Survey products. Please tell us how you considered disclosing these separately on your Statements of Operations. See Rule 5-03.1 of Regulation S-X.

RESPONSE: In preparation of its Statements of Operations, the Company reviewed and considered Rule 5-03.1 of Regulation S-X and determined that the revenue for unbundled professional services and sales of Compensation Market Study and Salary.com Survey products were not more than 10% of total revenue for any of the reported periods, and, therefore, these revenue components were reported as part of the subscription revenues line item. The Company will supplementally provide to the Staff via overnight courier a revenue breakdown for unbundled professional services and sales of Compensation Market Study and Salary.com Survey products.

Note 2. Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-9

33.	We note that you acquired certain assets of the eComp Data Services Division. We also note your disclosure on page 45 which appears to indicate that you only acquired a product line. Please explain to us how you concluded that you acquired a business. Address the criteria in EITF 98-3 to support your conclusion. Refer to paragraph 9 and footnote 4 of SFAS 141.

RESPONSE: The Company advises the Staff that page 50 of the prospectus has been revised in response to the Staff’s comment.

The Company determined that the assets it acquired, which made up the eComp Data Service Division of Aon Consulting, Inc., constituted a business after reviewing paragraph 9, footnote 4 of SFAS 141, EITF 98-3 and Rule 11-01(d) of Regulation S-X. Paragraph 6 of EITF 98-3 states the following:

“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes

Mark P. Shuman

December 21, 2006

applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Paragraph 6 of EITF 98-3 further states that “[i]f goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.”

The Company applied EITF 98-3, paragraph 6, and determined that the assets acquired by the Company should be allocated to the following:

•	customer relationships,

•	hosting and servicing assets,

•	non-compete agreements, and

•	goodwill, including an assembled workforce, consisting of certain key employees.

Together, this set of assets provide the Company with “the ability to sustain a revenue stream by providing its outputs to customers.” Further, since “goodwill is present in a transferred set of activities and assets” it is presumed that any items excluded from the transferred set of assets are minor. The Company is able to conduct normal operations with the acquired assets. Therefore, based on the Company’s ability to sustain a revenue stream from this set of assets and on the presumption, and the fact, that the excluded assets are minor, the Company determined that the acquired set of assets is a business.

Once the Company determined that the acquired assets constitute a business, the Company considered, in consultation with its independent registered public accounting firm, Rule 3-05 of Regulation S-X and concluded that it did not need to include separate audited financial statements regarding the acquired business in the prospectus because:

•	the Company’s investments in and advances to the acquired business do not exceed 20% of the Company’s total assets as of March 31, 2006;

•	the Company’s proportionate share of the total assets of the acquired business does not exceed 20% of the Company’s total assets as of March 31, 2006; and

•	the Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired business do not exceed 20% of such income of the Company as of March 31, 2006.

The Company will supplementally provide to the Staff by overnight courier supporting information for its analysis pursuant to Rule 3-05 of Regulation S-X.

34.	You indicate that the assets acquired in the eComp transaction included a database, software and intellectual proprietary assets. Tell us what consideration was given to allocating a portion of the purchase price to these assets.

RESPONSE: The Company advises the Staff that the assets acquired in the eComp transaction included a database, software and intellectual proprietary assets. In accordance with SFAS No. 141, the purchase price of the eComp transaction should be allocated to the assets acquired and liabilities assumed based on fair value. SFAS No. 141 states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those

Mark P. Shuman

December 21, 2006

rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). SFAS No. 141 also states that an assembled workforce should not be recognized as an intangible asset apart from goodwill.

The Company determined that the identifiable intangible assets include developed software, trademarks, a non-compete agreement, customer relationships and hosting and serving.

The fair value of the assets acquired was estimated as follows:

Non-Compete	$250
Customer Relationships	130
Hosting and Servicing	29
Goodwill	296

$705

Consistent with anticipated actions by other market participants, the Company eliminated the eComp developed software and eComp name (trademarks) after the transaction was consummated and no value was assigned to the eComp software or trademarks.

35.	You refer to the use of an independent professional appraisal to allocate the fair value of the assets and liabilities acquired in the eComp Data Services Division acquisition. When a reference to an independent appraisal or valuation is included in a filing in the 1933 Act environment, you should also disclose the name of the expert and include the expert’s consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference.

RESPONSE: The Company advises the Staff that pages F-9 and F-27 of the prospectus have been revised to remove the reference to the independent appraisal in response to the Staff’s comment.

Revenue, page F-11

36.	Please revise your disclosures to describe the professional services you provide which are not bundled with your subscription products. Also, revise to disclose when revenue from these professional services and from the sale of your Compensation Market Study and Salary.com Survey products is recognized.

RESPONSE: The Company advises the Staff that page F-11 through F-12 of the prospectus has been revised in response to the Staff’s comment.

37.	Explain how you determine that professional services should not be bundled with your subscription products. In this regard, tell us how you have considered paragraph 2 of EITF 00-21 in your analysis.

RESPONSE: Unbundled professional services, when sold to customers with existing subscriptions, are accounted for separately when the services have value to the customer on a standalone basis and there is objective and reliable evidence of the value for each deliverable. In determining whether the professional services can be accounted for separately from the subscription revenues, the Company adheres to certain contractual procedures and considers key factors for each professional services contract, including:

•	whether professional service contracts are negotiated separately and on a standalone basis

•	whether the professional services are essential to the functionality or use of the subscription service

Mark P. Shuman

December 21, 2006

•	whether a right of return exists for either the subscription services or professional services work

•	whether standard billing rates are used for both subscription clients and non-subscription clients

•	the timing of signing the professional services contract in relation to the subscription service start date

•	the availability of the services from other potential vendors

•	whether reliable and objective evidence for fair value exists for undeliverable elements

•	the contractual dependence of the subscription service on the customer’s satisfaction with the professional services

•	whether the fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily

•	whether different elements are closely interrelated or interdependent in terms of design, technology, or function

•	whether one or more elements in one contract or agreement are essential to the functionality of an element in another contract

If the Company determines that a professional services arrangement does not qualify for separate accounting, it recognizes the professional services revenue ratably over the remaining term of the applicable subscription contract. Types of professional services arrangements that qualify for separate accounting treatment include, but are not limited to, evaluations of compensation pay practices, customized salary surveys and market pricing of specific positions.

The Company determined that the revenue for unbundled professional services was not more than 10% of total revenue for any of the reported periods. The Company refers the Staff to its response to comment number 32 above and the supplemental materials to be provided pursuant thereto.

38.	You disclose that in limited circumstances customers take possession of your software. Please clarify what you mean by “limited” and quantify how many arrangements you have entered into where your customers take possession. Also, tell us how you have accounted for these arrangements and refer to the authoritative guidance you relied upon in determining your accounting.

RESPONSE: The Company advises the Staff that it has entered into a source code arrangement with certain of its customers, pursuant to which an escrow agent may release the Company’s source code if the Company becomes the subject of a voluntary or involuntary petition in bankruptcy, and such petition is not dismissed within 60 days of filing, or makes assignment for the benefit of creditors. There was no specific accounting for the source code escrow arrangements because the rights under the source code escrows arise only in bankruptcy and other similar situations.

39.	We note that you account for your multiple element arrangements as one unit of accounting because you do not have objective and reliable evidence of fair value of the subscription services. Please explain to us why you do not have objective and reliable evidence of fair value of the subscription services. Please refer to paragraph 16 of EITF 00-21.

RESPONSE: The Company advises the Staff that, in some instances, a contract for its subscription services may contain professional services related to the configuration of the system to meet the customer’s specific needs. Pricing for both the subscription service and professional services is negotiated as a single contract. The Company believes that, presently, there are no third-party vendors that are fully capable of providing such implementation services on the Company’s behalf, nor would a

Mark P. Shuman

December 21, 2006

customer purchase such implementation services without purchasing the subscription service itself. In addition, in these instances, the Company has an obligation to perform the professional services before the product can be used by the customer and the system is fully functional.

Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), paragraph 16 states that, “[C]ontractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis.” Because these professional services are not sold on a standalone basis and are not provided by a third-party, the Company has not established fair value for each element of the contract and does not have vendor-specific objective evidence (VSOE) of fair value. Therefore, the Company considers these contracts as a single unit of accounting and once the system is fully functional, recognizes revenue ratably across the remaining contract period.

40.	On page 59, you indicate that you generate revenue through your partners’ websites in a co-branded manner in which the partners share revenue with you. Tell us more about the arrangement fee structure and how you recognize product, subscription, and/or advertising revenue generated from these arrangements. Cite the authoritative literature relied upon in your accounting. Indicate the amount of revenue generated from these sources in each period presented, and, to the extent material, revise to disclose your related revenue recognition policy.

RESPONSE: In accordance with EITF issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” revenues derived from arrangements in which partners share revenue for advertising and e-commerce reports are reported at the gross amount because the Company is the primary obligor to the advertisers and suppliers of its e-commerce reports. Factors that support the Company’s conclusion for this accounting treatment are as follows:

•	The Company is the primary obligor in these arrangements relating to the advertisements that are being placed on its website and solely responsible for the fulfillment and delivery of the e-commerce reports.

•	The Company independently negotiates and establishes advertising rates with its website advertisers and sets prices for its e-commerce products.

•	The Company has sole discretion in determining which advertisers it selects to advertise on its website.

•	The Company bears all credit risks associated with these arrangements.

•	The Company is responsible for collecting all amounts from advertisers or customers, but must pay partner shares regardless of whether all amounts due the Company are ultimately collected.

All these factors indicate that the Company has risks and rewards as the principal in these types of arrangements and, therefore, should record revenue on a gross basis. The Company will supplementally provide to the Staff by overnight courier a summary of the revenues associated with these types of arrangements for each period presented.

Revenue Recognition

The Company follows the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in the Financial Statements,” as amended by No. 104, “Revenue Recognition.” Subscription revenue is recognized ratably over the contract period. Customers are generally billed for the subscription service on an annual basis. For all customers, regardless of their billing method,

Mark P. Shuman

December 21, 2006

subscription revenue is initially recorded as deferred revenue in the accompanying balance sheets. As services are performed, the Company recognizes subscription revenue over the applicable service period. Advertising revenues are comprised of revenues that the Company generates through agreements to display third party advertising on the Company’s website for a fixed period of time or fixed number of impressions. Advertising revenues are recognized as the advertising is displayed on the website.

E-commerce revenues associated with the above types of arrangements are recognized either on a subscription basis or one-time upon delivery, depending on which e-commerce product is purchased. Advertising revenues associated with the above types of arrangements are recognized as the advertising is displayed on the website.

Note 8. Common Stock, page F-19

Stock Options, page F-20

41.	We note that you estimate expected volatility by using the volatilities of publicly traded peer companies and adjusting it for the expected volatility associated with being a newly traded public company. Please explain to us how you adjust the expected volatility and explain how you determine the amount of the adjustment. As part of your response, please explain how your method of estimating volatility complies with SFAS 123(R) and SAB 107. Revise your discussion of volatility in your Critical Accounting Policies section to further describe the assumptions used in your methodology.

RESPONSE: SFAS 123(R), Appendix A, Paragraphs A31 – A34 provide implementation guidance with respect to volatility assumptions used when calculating share-based compensation in accordance with SFAS 123(R). Paragraph A32, subsection c. states [emphasis added]:

For public companies, the length of time an entity’s shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant. A newly public entity also might consider the expected volatility of similar entities.60 A nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities.

As disclosed in the prospectus, the Company adopted SFAS 123(R) effective April 1, 2005. As such, the Company has relied on the SFAS 123(R) implementation guidance with respect to share-based payments subsequent to March 31, 2005. Consistent with SFAS 123(R), paragraph A32, subsection C, and SAB 107, Interpretive Response, Question 6, the Company calculated, on a quarterly basis, the expected volatility of five similar entities by first calculating the historical volatility of such entities’ stock prices by using the daily closing price of each over a period equivalent to the expected term of the options (or since the inception date of the comparable companies’ effective registration date, if shorter). In selecting the comparable entities, the primary considerations that the Company considered were such entities’ industry, stage of life cycle and size. The five entities selected were all public entities in a similar industry and of a similar size, and thus the calculated historical volatilities are considered representative of the expected historical volatility of the Company.

The Company advises the Staff that its Critical Accounting Policies at pages 40 through 42 of the prospectus have been revised to further describe the assumptions used in the Company’s methodology in response to the Staff’s comment.

[60]	In evaluating similarity, an entity would likely consider factors such as industry, stage of life cycle, size, and financial leverage.

Mark P. Shuman

December 21, 2006

42.	You refer to the use of a valuation specialist to determine the fair market value of your common stock. When a reference to an independent appraisal or valuation is included in a filing in the 1933 Act environment, you should also disclose the name of the expert and include the expert’s consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference.

RESPONSE: The Company advises the Staff that page F-25 of the prospectus has been revised to remove the reference to the valuation specialist in response to the Staff’s comment.

43.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

RESPONSE: The Company advises the Staff that it first initiated discussions with the underwriters in August 2006 and that the underwriters first communicated their estimated price range for the Company’s common stock in November 2006. The Company has provided a bona fide estimate of its proposed IPO price to the Staff in a separate correspondence dated November 30, 2006.

44.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of the requested information regarding option grants and other equity related transactions for the one year period ended September 30, 2006 and subsequently through the date of the response. The Company advises the Staff that it will provide updated information for all equity related transactions subsequent to the date of the response through the effective date of the Registration Statement.

45.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Also, please tell us whether the third-party valuations were contemporaneous or retrospective.

RESPONSE: The Company advises the Staff that its approach to valuation is based on a weighted average of the guideline public company method and the discounted future cash flow method, each of

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December 21, 2006

which are outlined in Chapter 6 of the AICPA Audit and Accounting Practice Aid for Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company further advises the Staff that the third-party valuations were retrospective and not contemporaneous.

The Company estimated its enterprise value under the guideline public company method by comparing the Company to publicly-traded companies in its industry group (on-demand software and human capital/talent management sectors) with similar business characteristics. In determining its enterprise value, the Company utilized a risk adjusted enterprise value multiple to sales ratio based on the median of the guideline companies and applied the ratio to its sales.

The Company also estimated its enterprise value under the discounted future cash flow method by using its estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage its business. The risks associated with achieving the Company’s forecasts were assessed in selecting the appropriate discount rates.

In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to the Company’s common stock, the Company used the probability-weighted expected return method as outlined in Chapter 10 of the Practice Aid. The Company selected the probability-weighted expected return method over the option-pricing method for allocating the enterprise value because the former method explicitly considers the various terms and rights of each class of stock at the date in the future on which those rights will either be executed or abandoned. Additionally, this method is forward-looking and incorporates future economic events and outcomes into the determination of value as of the valuation dates. Under the probability-weighted expected return method, the fair market value of the common stock is estimated based upon an analysis of future values for the Company assuming various future outcomes. The anticipated timing of these future outcomes is based on the plans of the Company’s board of directors and management. Stock value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company as well as the rights of each class of stock.

The fair market value of the Company’s common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to the Company’s stockholders under each of four possible future scenarios. Three of the scenarios assume a shareholder exit, through initial public offering, sale or dissolution. The fourth scenario assumes operations continue as a private company and no exit transaction occurs.

For each of the first three scenarios, estimated future and present values for the Company’s common stock were calculated using assumptions including: the expected pre-money valuation (pre-offering or pre-sale); the expected dates of the future expected initial public offering or sale; and an appropriate risk-adjusted discount rate. An estimated present value for the Company’s common stock was calculated for the fourth scenario (private company with no exit scenario) using a weighted average of the discounted cash flow method and the guideline public company method. Finally, the present values calculated for the Company’s common stock under each scenario were probability weighted based on management’s estimates of the probabilities of occurrence of each of the scenarios. The resulting value indications represent the estimated fair market value of the Company’s common stock at each valuation date.

The Company has provided the valuation reports prepared by its independent appraisers to the Staff in a separate correspondence dated November 30, 2006.

Mark P. Shuman

December 21, 2006

46.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

RESPONSE: The Company advises the Staff that it granted stock options with an exercise price of $0.025 per share during the 12 months ended September 30, 2006 (no options were granted between April 1, 2006 and September 30, 2006). The $0.025 per share exercise price was determined by the Company based upon comparable merger and acquisition transactions and this valuation was ratified by the Company’s Board of Directors. In preparing the Company’s registration statement, based upon four retrospective valuations performed by an independent valuation firm during the period between April 1, 2005 and October 1, 2006, the Company subsequently determined that the fair value of its common stock increased from $0.13 per share to $0.65 per share during that period. Additionally, based upon a contemporaneous valuation done by the same independent valuation firm, the Company estimated the fair value of its common stock at $0.74 per share as of November 6, 2006.

The Company provided an estimate of the price range to the Staff in a separate correspondence dated November 30, 2006. The differences between (a) the fair value of the underlying common stock at each valuation date and (b) the fair value of $0.74 per share for the options granted in on November 30, 2006 and the estimated midpoint of the range are a result of the following:

•	During the quarter ended December 31, 2005, the Company continued to operate its business in the ordinary course. Although it saw increases in sales and revenue, the Company also increased its operating expenses in support of growing the business (primarily by hiring additional personnel). The Company’s business continued to operate at a GAAP loss. During this quarter the Company had no plans to launch an initial public offering in the near term, as it did not believe that an initial public offering would be worthwhile given the Company’s small size. The retrospective valuation performed during this period assessed a fairly low probability of an initial public offering and, accordingly, the valuation was weighted more heavily towards the value of the Company remaining private and the value of the Company if it were sold to a single buyer. The fair value of the Company’s common stock increased from $0.13 per share to $0.23 per share during this quarter.

•	During the quarter ended March 31, 2006, the Company continued to operate its business in the ordinary course. Although it saw increases in sales and revenue, the Company also increased its operating expenses in support of growing the business (primarily by hiring additional personnel). The Company’s business continued to operate at a GAAP loss. In order to strengthen its infrastructure, the Company hired an experienced Chief Financial Officer with a background in technology companies as well as experience in the financial management of public companies. Throughout this quarter, the Company continued to believe that its small size, combined with continued operating losses, would preclude it from completing an initial public offering in the near term. The retrospective valuation performed during this period was weighted more heavily towards a possible initial public offering, although the predominant weightings were still based upon valuing the Company as a private company or valuing the Company in the context of a sale to a single buyer. The fact that revenue continued to increase, coupled with a strong stock market for on-demand software companies, resulted in an increased valuation during this period. The fair value of the Company’s common stock increased from $0.23 per share to $0.44 per share during this quarter.

Mark P. Shuman

December 21, 2006

•	During the quarter ended June 30, 2006, the Company acquired certain assets of the eComp Data Services Division from Aon Consulting, Inc. for total consideration, including assumed liabilities, of $705,000. This small but strategic acquisition assisted the Company in accelerating its growth through product and client expansion. The Company also started to explore the possibility of opening a software development center in China. During this quarter the Company reviewed the performance of on-demand software companies that had recently completed an initial public offering and found that it might be approaching the growth and cash flow metrics that would permit the Company to launch an initial public offering given the success of the other on-demand software companies. As no stock options were issued during this period, the Company did not have any valuations performed for this timeframe.

•	With the continued success of other on-demand software companies such as Salesforce.com, Vocus and Right Now, the Company concluded that it made sense to begin a dialogue with investment banks about a possible initial public offering. During the quarter ended September 30, 2006, the Company engaged investment bankers, lawyers and accountants to initiate the process of an initial public offering and held its initial organizational meeting. The Company had retrospective independent valuation performed as of October 1, 2006 resulting in a valuation of $0.65 per share. Although no options were issued during this quarter, the increased valuation was as a result of a higher probability weighting in consideration of a possible initial public offering, coupled with continued increases in revenue and continued strength in the performance of publicly traded on-demand software companies. That valuation still reflected a reasonable probability that the Company could remain private, or be sold to a single buyer given all of the uncertainties in an offering process. The fair value of the Company’s common stock increased to $0.65 per share by the end of this quarter.

•	With the issuance of stock options as of November 6, 2006 (and as the Company had not issued any options during the period beginning April 1, 2006 and ended November 5, 2006), the Company engaged the same independent valuation firm to perform a contemporaneous valuation as of November 6, 2006, which resulted in a valuation of $0.74 per share. During the intervening period since the October 1, 2006 valuation, the Company continued to show revenue growth, and the stock market continued to be strong for on-demand software companies. The probability weighting used in the November 6th valuation reflected an even higher probability of an initial public offering but still gave reasonable consideration to the Company remaining private or being sold to a single buyer. Given the uncertainties in the public markets and the offering process, the $0.74 valuation continued to reflect a discount off of the price range for the Company’s proposed initial public offering (which was not determined until several weeks after that valuation report had been completed). The fair value of the Company’s common stock increased from $0.65 per share to $0.83 per share from the beginning of this quarter through December 15, 2006.

Additionally, per paragraph 113 of the Practice Aid, the ultimate initial public offering price of the Company’s common stock, which the Company currently estimates to be between $0.8933 per share and $1.1166 per share, is not likely to be a reasonable estimate of the fair value for the Company’s pre-offering equity transactions. The Practice Aid further states that the value of a private enterprise during the period culminating in its successful initial public offering may increase significantly. Increases in enterprise value result from a number of factors, including changes in the amount and relative timing of future net cash flows and the marketability provided by the initial public offering, which allows enterprises to access the public capital markets.

Mark P. Shuman

December 21, 2006

Prior to September 30, 2006, the Company had engaged investments bankers to begin the initial public offering process. Certain hurdles to successfully complete the offering still existed as of September 30, 2006, including preparation of the registration statement, clearing SEC comments, selling efforts by the underwriters, the road show, continued strong market conditions for on-demand technology companies, and the continued execution of the Company’s business and financial plans. The Company therefore estimated as of November 6, 2006 that the probability of a successful initial public offering, with an estimated closing date of March 31, 2007, was approximately 75%.

Valuation Methodologies: For a description of the Company’s valuation methodology, the Company’s refers the Staff to its response to comment number 45 above.

47.	Your disclosure on page F-23 indicates that in 2006 you allowed certain option holders to exercise unvested stock into restricted stock. Please explain, in reasonable detail, how you accounted for these early exercises. Explain the impact, if any, these transactions had on your earnings per share, income statement, and balance sheet. Also please tell us whether holders of the restricted shares have a right to receive dividends during the vesting period. As part of your response, please refer to the authoritative guidance your relied upon in determining you accounting.

RESPONSE: In March 2006 the Company offered certain employees a cash bonus to exercise all of their outstanding stock options. The offer was extended to all employees below the Vice President level. Employees at the Vice President level were offered loans to exercise their stock options, which have all since been repaid. Under our 2000 Stock Option and Incentive Plan and our 2004 Stock Option and Incentive Plan, option recipients are allowed to early exercise options in advance of vesting. In conjunction with this offer, certain option holders elected to early exercise unvested options.

Treatment of Early Exercises

The Company’s option holders are entitled to exercise unvested options for shares of restricted stock, which continue to vest based on the original vesting schedule of the underlying option grant. Accordingly, the Company continued to expense any deferred compensation existing under the option at the time of the exercise over the remaining vesting period. Upon vesting, restricted stock converts into common stock outstanding.

Shares of restricted stock are subject to a right of repurchase in favor of the Company, pursuant to which the Company has the right (but not the obligation) to repurchase such shares at the original price paid by the holder if the employment of such holder is terminated (either voluntarily or involuntarily). Because the Company has the right to repurchase unvested shares of restricted stock upon termination of employment of the holder at a price equal to the original price paid by such holder, EITF 00-23 issue 33(b) states that such an early exercise is not considered substantive and, therefore, requires that the exercise price be recognized as a liability on the balance sheet until the Company’s right to repurchase lapses (i.e. until the shares of restricted stock vest). Consistent with EITF 00-23 issue 33(b), the Company has recorded the exercise price for any unvested shares of restricted stock as a “subscription payable.” As the shares of restricted stock vest, the subscription payable liability is relieved and that amount is reported as common stock and additional paid in capital.

The Company accounted for the exercise of unvested options into Restricted Stock through the following journal entry:

DR      Cash

            CR      Subscription Payable

Mark P. Shuman

December 21, 2006

As shares of restricted stock vest, the Company records the following journal entries:

For Amortization of Deferred Compensation:

DR      Compensation Expense

            CR      Additional Paid In Capital

To reclassify the restricted stock to outstanding common stock:

DR      Subscription Payable

            CR      Common Stock

            CR      APIC

The exercised unvested shares are considered to be restricted, are excluded from common stock outstanding and are also excluded from the calculation of weighted average shares outstanding. As such, there was no impact to the denominator in the Company’s earnings per share calculation for either the quarter or year ended March 31, 2006. As of March 31, 2006, there were 32,415,909 shares of restricted stock with an exercise value of $811,000 (subscription payable). Holders of shares of restricted stock are entitled to receive any dividends that may be paid in respect of the Company’s common stock while such shares are subject to repurchase.

As noted above, as shares of restricted stock vest, such shares convert into common stock outstanding, which results in an increase in weighted average shares outstanding. The shares are added into the weighted average share calculation based on the vesting date of each individual option grant underlying outstanding shares of restricted stock. In the six months ended September 30, 2006 approximately 3.2 million shares, with an exercise value of $95,000, vested and converted into common stock outstanding.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

48.	Since you relied upon the exemption contained in Section 4(2) of the Securities Act for the issuance of the warrants to purchase 102,083 shares, please disclose the number of investors who purchased the warrants and indicate whether they were accredited, and if not all those investors were accredited, discuss the information that was provided to the investors and their financial sophistication.

RESPONSE: The Company advises the Staff that page II-3 of the Registration Statement has been revised in response to the Staff’s comment.

*             *             *             *

Mark P. Shuman

December 21, 2006

If you require additional information, please telephone either Kenneth J. Gordon at (617) 570-1327 or the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo

Robert E. Puopolo

cc:	Kent Plunkett, Salary.com, Inc.
Kenneth S. Goldman, Salary.com, Inc.
Elliot J. Mark, Esq., Salary.com, Inc.
Stuart M. Cable, Esq., Goodwin Procter LLP
Kenneth J. Gordon, Esq., Goodwin Procter LLP